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                              June 2, 2022

       Tomer Izraeli
       Chief Executive Officer
       Polyrizon Ltd.
       5Ha-Tidhar Street
       Raanana, 4366507, Israel

                                                        Re: Polyrizon Ltd.
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted May 27,
2022
                                                            CIK No. 0001893645

       Dear Mr. Izraeli:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Summary, page 1

   1.                                                   We reissue comment 2.
We note the added summary risk factor; however, it does not
                                                        describe the risk that
the FDA will reject your submission under the de novo pathway and require you to submit
pursuant to a different pathway, which investors will not know prior to the offering. Revise
to clarify.
       Certain U.S. Federal Income Tax Considerations, page 137

   2.                                                   We note the revisions
to this section. Revise to eliminate the term    certain,    and the
                                                        qualifiers that this is
a "general summary" from the heading and the second full paragraph and throughout this
section and revise the discussion to clarify that you have described the material U.S. federal
tax consequences.
 Tomer Izraeli
Polyrizon Ltd.
June 2, 2022
Page 2
3. Your revision in the introduction from "ordinary shares" to "equity securities" has been carried through to the summary risk factors on page 6 and the risk factor on page 51;
      however, it does not appear, from the disclosure in this section, that the summaries on pages 6 and 51 correctly describe the consequences to warrant holders, who are now part of "equity securities." Compare those sections to the disclosure on pages 139-140. Please revise the summary risk factor on page 6 and the risk factor on page 51, as well as any other applicable disclosure in the document affected by this change, or advise us why no revision is needed. Add a risk factor that addresses the separate risks posed by the warrants assuming you will be a PFIC for the most recent tax year and the different PFIC rules applying to the warrants. Highlight that risk in the summary risk factors. Finally, we note the disclosure, for example, on page 6, that the company believes it likely was a
      PFIC for federal tax purposes in 2021. It is now June 2022. Revise to clarify if that determination has been made.
       You may contact Li Xiao at (202) 551-4391 or Kevin Vaughn at (202) 551-3494 if you
have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNameTomer Izraeli
                                                          Division of
Corporation Finance
Comapany NamePolyrizon Ltd.
                                                          Office of Life
Sciences
June 2, 2022 Page 2
cc:       David Huberman, Esq.
FirstName LastName